

April 20, 2011

Mr. Chen Fajin, President and Chief Executive Officer
Zhongtian Mould Technologies, Inc.
c/o Codan Trust Company (Cayman) Ltd.
Cricket Square, Hutchins Drive
Grand Cayman, KY1-1111 Cayman Islands

>   **Re: Zhongtian Mould Technologies, Inc.**
>   **Current Report on Form 8-K**
>   **Filed February 11, 2011**
>   **Current Report on Form 8-K**
>   **Filed March 30, 2011**
>   **File No. 000-54038**

Dear Mr. Fajin:

We issued comments to you on the above captioned filings on March 10, 2011 and March 31, 2011, respectively. As of the date of this letter, these comments remain outstanding and unresolved. We note that you have filed a Form 15. However, we expect that you will submit a supplemental response on EDGAR by May 4, 2011 addressing the outstanding comments.

 If you do not respond to the outstanding comments by May 4, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

You may contact Lisa Etheredge at (202) 551-3424 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. You may contact Chambre Malone at (202) 551-3262 or, in her absence, Dieter King at (202) 551-3338 with any other questions.

Sincerely,

Pamela Long
Assistant Director

Cc: Jie Xiu, Esq. (via facsimile at (212) 704-5904)
       Troutman Sanders LLP
       The Chrysler Building
       405 Lexington Avenue
       New York, NY 10174-0700